Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-198621
October 10, 2014

MEDOVEX CORPORATION

Better Living Through Better Medicine

Investor Information

The information contained in this presentation has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any securities or to participate in any investment strategy and may not be used or relied upon in connection with any offer or sale of securities. Securities will be offered only to designated potential investors by means of a definitive private placement memorandum and related materials, which will contain important information regarding MEDOVEX (the "Company") and any such offering, including a description of important risk factors which every prospective investor should consider.

We have made forward- looking statements in this presentation that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include statements and information concerning our possible or assumed future business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from any offering by the Company and the effects of compensation. Forward-looking statements include all statements that are not historical facts, and can be identified by the use of forward-looking terminology such as words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward -looking statements involve risk, uncertainties and assumptions. Actual results and future events may differ materially from those expressed, assumed or anticipated in these forward-looking statements. You should not rely on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after the date of this presentation. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

These risks and uncertainties include, but are not limited to the possibility that clinical trials will not be successful or confirm earlier results, risks associated with obtaining funding from third parties, risks relating to the timing and costs of clinical trials, approvals for clinical trials, results of clinical trials, the timing of regulatory submissions, the timing and receipt of regulatory approvals, the timing and amount of other expenses, execution risks, competition, risks related to market acceptance of products, intellectual property risks, assumptions regarding the size of the available market, benefits of our products, product pricing, timing of product launches, future financial results and other factors set forth under the headings "Cautionary Note Concerning Forward-Looking Statements," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus described in this presentation. All statements contained in this presentation are made only as of the date of this presentation and Medovex undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

You should understand that many important factors, in addition to those discussed elsewhere in this presentation, could cause our results to differ materially from those expressed in forward-looking statements. Theses factors include our competitive environment; our executive team; economic and other conditions in the markets in which we propose to operate; governmental regulation of our proposed products and of the markets in which we propose to operate; uncertainties inherent in product development and testing; our further financing needs; and our ability to grow and to manage out growth effectively.

Statements made in this presentation have not been evaluated by the Food and Drug Administration or the Center for Medicaid and Medicare Services. The statements in this presentation are for investor relations and educational purposes only and not intended for consumers or vendors.

Medovex Corporation (Medovex", "we", "our", "us", or the "Company") is providing this presentation, which highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. We have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement, including the risk factors described therein, and other documents we have filed as exhibits to the registration statement with the SEC for more complete information about us and the offering. You may access these documents for free by visiting the EDGAR page on the SEC web site, which can be found at http://sec.gov. The preliminary prospectus dated October 7, 2014 is available on the U.S. Securities and Exchange Commission web site at http://www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or any supplements thereto if you contact ViewTrade Securities, Attention: Douglas Aguililla, 7280 W. Palmetto Park Road #310, Boca Raton, FL 33433, e-mail DouglasA@viewtrade.com or by calling at (561) 620-0306.

OTHER COMPANIES FOUNDED BY STEVE GORLIN (OUR CO-FOUNDER)

MEDOVEX CORPORATION
Better Living Through Better Medicine

Company	Value
EntreMed (Globalizing Entrepreneurial Medicine)	$1.5 Billion
MiMedx Group	$850 Million
Medicis Pharmaceutical Corp. (The Dermatology Company)	$2.68 Billion
Medivation (Driven by science. Focused on life)	$5.6 Billion
Medovex Corporation	$?

PLEASE NOTE- MEDOVEX HAS NO RELATIONSHIP WITH THESE COMPANIES OTHER THAN SHARING SAME FOUNDER

MEDOVEX CORPORATION
Better Living Through Better Medicine

EXPERIENCED LEADERSHIP AND MANAGEMENT TEAM

Steve Gorlin Co-Founder & Board of Directors	James Andrews, MD Co-Inventor & Board of Directors	Larry Papasan Chairman, Board of Directors	Scott Haufe, MD Co-Inventor & Board of Directors
John Thomas Board of Directors	Randal Betz, MD Board of Directors	Major General Lou Hennies (retired) Board of Directors	Jarrett Gorlin CEO & Board of Directors
Thomas Hills Board of Directors	Patrick Kullmann President & COO	Charlie Farrahar Chief Financial Officer	Dennis Moon Executive Vice President

PREVIOUS EMPLOYERS OF THE MEDOVEX TEAM

MEDIVATION — Driven by science. Focused on life
MiMedx GROUP
MEDICIS
ENTREMED
BIOMIMETIC
AxioMed SPINE CORPORATION
ANDREWS INSTITUTE
smith&nephew
CytRx CORPORATION
DARA BiOSciences — Advancing Medical Discoveries
Hills Capital Management, llc
Boston Scientific
Medtronic
Johnson & Johnson

ABOUT MEDOVEX



The goal of MEDOVEX Corporation is to build a market-leading portfolio of medical technologies. The business model consists of new developments as well as products and acquisitions. The companies that comprise the portfolio that MEDOVEX seeks to build will provide ground-breaking solutions that will have a major impact on quality of patient care, cost effectiveness and wellness in a rapidly-changing health care environment.

MEDOVEX offers an unmatched breadth and depth of innovative capabilities in these areas to deliver value for all stakeholders – patients, providers, insurers and investors, and to accomplish its mission of "Better Living through Better Medicine."

LEADERSHIP





Steve Gorlin

- Over the past 40 years, Mr. Gorlin has founded several biotechnology and pharmaceutical companies both private and public.
- Below are sample list of a few of the companies founded by Mr. Gorlin

Medivation, Inc

Started a reverse merger into a public vehicle eight months after Company's formation. First pipe was 1 million shares raising $17.75 million. Second pipe was $34 per share. Current market cap of more than $5.6 billion

MiMedx, Inc.

Guided stock value to market cap of over $850 million prior to departure

Medicis Pharmaceutical Corporation

Sold to Valeant for $2.68 billion

EntreMed, Inc.

Guided stock value to more than $1.5 billion prior to departure



James R. Andrews, MD (cofounder)

- Dr. Andrews is internationally known and recognized throughout the world for his scientific and clinical research contributions in knee, shoulder and elbow injuries, and his skill as an orthopedic surgeon.
- Dr. Andrews is a founding partner and medical director for the Andrews Institute in Gulf Breeze, Florida.

ANDREWS INSTITUTE



Larry Papasan, Chairman

- Past President of Smith and Nephew Orthopedics
- Board of Director member for various companies including: BioMimetic Therapeutics, SSR Engineering, Inc., AxioMed Spine Corporation, MiMedx Group, Inc., Reaves Utility Income Fund

smith&nephew

BIOMIMETIC

AxioMed SPINE CORPORATION



Scott M.W. Haufe, MD (cofounder)

- Dr. Haufe has published several articles in peer reviewed journals in the area of back pain.
- He is the initial inventor and co-founder of the company.



John Thomas

- Over the past 24 years, Mr. Thomas has served as the CFO of numerous startup companies both private and public.
- Companies that he served as CFO include CytRx Corporation, CytRx Biopool, Medicis Pharmaceutical Corporation, EntreMed, Inc., DARA BioSciences, Inc., Surgi-Vision, Inc., Motion Reality and MiMedx, Inc.

MEDOVEX CORPORATION
Better Living Through Better Medicine



Randal R. Betz, MD

- Chief of Staff and Medical Director at Shriners Hospital in Philadelphia
- Ten U.S. patents for new methods and treatments for scoliosis;
- Authored over 290 peer-reviewed articles and 45 chapters in medical textbooks



Major General C.A. "Lou" Hennies (retired)

- Served his country in uniform for over 41 years with a total of 37 months in combat in Republic of Vietnam.
- His awards and decorations include the Army Distinguished Medal, Silver Star, Legion of Merit and Purple Heart, among others



Jarrett S. Gorlin

- Mr. Gorlin previously served as the President of Judicial Correction Services, Inc., the largest provider of private probation services in the country, which he co-founded in 2001. JCS consisted of over 500 employees in 4 states and over 150 offices.
- JCS made INC. Magazine's list of the Fastest growing Companies in America in 2010, 2011, and 2012.
- Mr. Gorlin is a highly skilled aviator with over 22 years aviation experience.



Thomas E. Hills

- President and Chief Investment Officer of healthcare focused Hills Capital Management.
- Board Member of MedShape
- Chairman of the Barrington Children's Charities

Jarrett Gorlin, Chief Executive Officer

- See Board of Directors description



Patrick Kullmann, President and Chief Operating Officer

- Mr. Kullmann was senior director of Medtronic in their $2.3 billion Cardiovascular Division
- He is the author of the book "The Inventor's Guide for Medical Technology."
- He has served in senior marketing, market development and sales leadership positions at various large and startup Medtech companies



<u>Charlie Farrahar, Chief Financial Officer</u>

- Mr. Farrahar is a C.P.A. with 30 years of managerial finance, administration, human resource and accounting experience in the public, private and non-profit sectors.
- He helped two organizations (one profit, one non-profit) in the medical research area grow and reach strategic goals before joining Judicial Correction Services in 2003 as their CFO.



<u>Dennis Moon, Executive Vice President</u>

- Mr. Moon has served in an Executive Management position in both public and privately held companies over the past 15 years.
- He recently served as Chief Operations Officer for Judicial Correction Services (JCS) from 2006-2013 where he managed over 400 employees and 1.8 million financial transactions per year.

FACET JOINT SYNDROME



WHAT IS FACET JOINT SYNDROME?

MEDOVEX CORPORATION
Better Living Through Better Medicine

- Facet joint syndrome (FJS) is a condition in which the joints in the back of the spine degenerate and subsequently cause pain.
- Each joint has a rich supply of tiny nerve fibers that provide a painful stimulus when the joint is injured or irritated.
- When facet joints become worn or torn, the cartilage may become thin or disappear.
- The bone in the joint underneath can produce an overgrowth of bone spurs and an enlargement of the joints, which can produce considerable back pain when a person moves.


Facet joint
Cervical vertebra
Cervical disc
Facet capsule

Country	Adult Population[1]	Chronic Back Pain[2]	Facet Joint Syndrome[3]
United States	257,090,648	25,709,065	7,969,810
Germany	70,502,824	7,050,282	2,185,588
United Kingdom	52,701,638	5,270,164	1,633,751
Spain	40,371,003	4,037,100	1,251,501
Italy	53,184,632	5,318,463	1,648,724
Belgium	8,820,757	882,076	273,443
Austria	7,103,320	710,332	220,203
Switzerland	6,842,036	684,204	212,103
Russia	122,145,316	12,214,532	3,786,505
China	1,124,064,736	112,406,474	34,846,007

[1] Population Demographics- www.indexmundi.com (note age rage is > 15 years)
[2] 10% of U.S. Adult Population suffers from Lower Back Pain- http://www.ncbi.nlm.nih.gov/pubmed/19204216
[3] 31% of Lower Back Pain is attributed to Facet Joint Syndrome "What is the Source of Chronic Low Back Pain and Does Age Play a Role (http://onlinelibrary.wiley.com/doi/10.1111/j.1526-4637.2010.01045.x/full)

MEDOVEX CORPORATION
Better Living Through Better Medicine

- Lower Back Pain is the second most common cause of disability in the U.S. for adults[1]
- 10% of the U.S. Adult Population suffers from Lower Back Pain[2]
- 31% of Lower Back Pain patients pain is attributed to Facet Joint pain[3]



[1] U.S. center for Disease Control- http://www.cdc.gov/mmwr/preview/mmwrhtml/mm5816a2.htm
[2] 10% of U.S. Adult Population suffers from Lower Back Pain- http://www.ncbi.nlm.nih.gov/pubmed/19204216
[3] 31% of Lower Back Pain is attributed to Facet Joint Syndrome "What is the Source of Chronic Low Back Pain and Does Age Play a Role (http://onlinelibrary.wiley.com/doi/10.1111/j.1526-4637.2010.01045.x/full)

Unmet Clinical Need

- Facet Joint Syndrome-FJS is a significant health and economic problem, which effects millions each year.
- In 2011, Medicare and Medicade patients alone accounted for approximately 1.8 million injections and RF Rhizotomy ablations procedures were performed for Facet Joint Syndrome in the United States.[1]
- A high number of these injections and RF Rhizotomy ablation patients will have recurring symptoms requiring a follow up intervention each year.



Current Therapies

- Nonsurgical: Activity modification exercise, over-the-counter medication
- Interventional (nonpermanent): Spinal Injections, RF (Rhizotomy)
- Surgical (permanent): Spine Fusion Surgery

[1] Assessment of the Escalating Growth of Facet Joint Intervention in the Medicare Population in the United States from 2000 to 2011 http://www.painphysicianjournal.com/2013/july/2013;16;E365-E378.pdf

Spinal Injections

Treatment Effectiveness:
Temporary

Physician Specialty:
Pain Management, Interventional Radiologi Orthopedic, Neuro, Spine, other

Skill Requirement (1 low -10 high): 2

Products/Support:
Needle and Syringe

Fluoroscopy (moving X-ray):
Yes

Endoscopic skills:
No


Facet Injections
Cross-section of facet joint showing injection into the joint cavity.
Facet joint
Fig. 3

RF (Rhizotomy)

Treatment Effectiveness:
Temporary

Physician Specialty:
Pain Management, Interventional Radiologist, Orthopedic, Neuro, Spine, other

Skill Requirement (1 low - 10 high): 5

Products/Support:
4-6 Ablation Needles, Generator

Fluoroscopy (moving X-ray):
Yes

Endoscopic Skills:
No


NERVES BEFORE PROCEDURE
Pain signals travel along the medial branch
Nerve root
Painful facet joint
Cannula is inserted
By stopping the nerve signals coming from the facet joint, pain in that area stops.
Radiofrequency electrode is inserted
NERVES AFTER PROCEDURE

Treatment Effectiveness:
Permanent

Physician Specialty: *Orthopedic and Endoscope (Skilled Md's only)*

Skill Requirement (1 low - 10 high): *9*

Products/Support:
Burr Set, Electric Cautery, Dilating Tube, Stimmin Pin

Fluoroscopy (moving X-ray):
Yes

Endoscopic Skills:
Yes



Clinical Proof of Concept

- The clinical efficacy of the DenerVex device concept has been confirmed via a study of 174 patients with three to six year follow up.
- The patients were treated using a two- step procedure of capsular tissue removal and electro cautery (the DenerVex Device combines these two steps into a single procedure).

	Cervical	Thoracic	Lumbar
Number of patients	45	15	114
% of patients with at least 50% improvement in pain	77%	73%	68%

OUR DEVICE



- It is a single use medical device
- It's less invasive with minimal recovery time
- Consists of two procedures combined into one device
- Provides for a longer lasting treatment solution
- Offering potential savings to the health system



Latest Prototype Image of DenerVex Device

MEDOVEX CORPORATION
Better Living Through Better Medicine

- The clinical efficacy of the DenerVex Device concept has been confirmed via a study of 174 patients with three to six year follow up.
- The patients were treated using a two-step procedure of capsular tissue removal and electro cautery.
- The DenerVex Device from Medovex will provide a longer lasting and effective treatment solution for facet joint syndrome.
- The DenerVex Device combines these two steps into a single procedure.



Number of Patients	Patients with Positive Outcome
• Cervical- 45 • Thoracic- 15 • Lumbar- 114	• Cervical- 77% • Thoracic- 73% • Lumbar- 68%

IP STATUS

- Original U.S. PTO issued patent 08167879 to Scott M.W. Haufe on May 1, 2012
- Updated IP targeted for filing April 15, 2014 with approximately nine additional items.
- US Patent No. 8,167,879 issued to Haufe (now assigned to Medovex)
- Pending Patent Applications/Filing Strategy-(MEDOVEX as Applicant)
- U.S. Provisional Application Serial No. 61/815,416 filed April 24, 2013-22 Claims.
- U.S. Provisional Application Serial No. 61/977,817 filed April 10, 2014- 56 Claims.
- U.S. utility patent application based on the two provisional application to be filed by April 24, 2014.
- PCT Application based on the two provisional applications filed April 24, 2014.
- Two Chinese patent applications filed on April 24, 2014; a utility model and an invention patent application (each will have different claims, the utility model has a shorter (10 year term).

- The Company's distribution strategy for the U.S., EU and AP will focus on strategic distribution partners with specific experience, skill and access to the top 100 institutions and the critical call points.
- The plan includes a limited pilot release to assess the marketing and distribution strategy - final adjustments can be made before a more expanded and controlled launch takes place.

REGULATORY AND CLINICAL SUMMARY

MEDOVEX CORPORATION
Better Living Through Better Medicine

- **Regulatory**
  - Propose de novo Class II (US)
  - Class IIb (EU)
- **Reimbursement**
  - Existing code exist (US)
  - Strategy to obtain a category 1 code (US)
  - Country by Country (EU)

CMS
CENTERS for MEDICARE & MEDICAID SERVICES

FDA

MEDOVEX CORPORATION
Better Living Through Better Medicine

Temporary Treatment (3 Year Period)	• Injections
	  • Cost- $12,900
	• RF Ablations/ Pulsed RF
	  • Cost- $9,750

Long Term Treatment (3 Year Period)	• Spinal Fusion • Cost- $108,985
DenerVex Solution	• Cost- $2,010

MASTER MILESTONES COMPLETION DATES

MEDOVEX CORPORATION
Better Living Through Better Medicine

March 2015
- 5 Phase Design Process

April 2015
- Regulatory Submissions FDA
- EU Submission

October 2015
- Receive CE Mark
- EU Market Launch

November 2017
- Complete Clinical U.S. Trials

December 2017
- US FDA Clearance
- US Market Launch

January 2018
- AP Market Launch

Statements made in this presentation have not been evaluated by the Food and Drug Administration or the Center for Medicaid and Medicare Services. The statements in this presentation are for investor relations and educational purposes only and not intended for consumers or vendors.

SAFE PATIENT HANDLING



VIDEO

Equipment Problem



Medical equipment has become bigger and more cumbersome and the supporting base of equipment has not kept pace.

Cumbersome

Limited available staff for transport-right now it takes as many as 4 people to transport a patient.



Inefficient

Staff Problem



Bloodstream Infection (IV line pulls)

Likelihood of IV line disruption offers significant clinical and financial costs for hospital.

Unsafe

- Worker's comp claim
  - Nurse workplace injuries are ranked # 2 in the U.S.[1]
- Inefficient use of staff
  - Pulling nursing and other staff away from patients to help move equipment
- Bloodstream infections-directly related to this problem
  - 250,000 annually in the U.S.
  - More than 12% mortality rate

<u>Hospitals have to pay these costs!</u>

[1] Bureau of Labor Statistics http://www.bls.gov/news.release/archives/osh2_11082012.htm

MEDOVEX CORPORATION
Better Living Through Better Medicine

The company with which we have entered into a non-binding MOU has developed an *intrahospital transport system* for patient equipment that helps reduce costs and increases safety in hospitals

- Supports multiple pieces of patient medical equipment
- Automatically attaches and secures to any brand patient bed and retracts off of the floor
- Equipment is easily transported hands-free



Safe Easy Efficient

FINANCIALS



MEDOVEX CORPORATION
Better Living Through Better Medicine

MEDOVEX Capitalization Table

Authorized Shares:
Common- 49,500,000
Preferred- 500,000

Description	Type	Date	# of Shares	$ per Share	Actual Investment Amount
Debride founders	Common	2/1/13	3,375,000	$0.01	$34,870.00
SpineZ Corp founders	Common	8/26/13	3,050,000	$0.04	$122,000.00
PPM dated 9/16/13	Common	12/23/13	1,346,175	$2.50	$3,365,437.50
Issued per broker agreement	Common	12/31/13	10,000		$-
Issued and outstanding			7,781,175	$0.45	$3,522,307.50
Dilutive securities:					***Potential Cash In***
2013 Stock Option Plan					
Stock options granted			60,000	2.50	$150,000.00
Amount remaining for issue			1,090,000		
Total dilutive securities			1,150,000		
Total fully diluted shares			8,931,175		

USE OF PROCEEDS

MEDOVEX CORPORATION
Better Living Through Better Medicine

DenerVex Device

- R&D Contract Prod Development
- Clinical- Human Study US de novo
- Regulatory- de novo
- Reimbursement US and EU
- Manufacturing Engineering Services
- Corporate Legal Fees
- Recruitment Costs
- KOL Speakership/Authorship
- IP Legal Fees
- Physician Training

Other Uses

- Acquisitions

